SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

UNIVERSAL TECHNICAL INSTITUTE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

913915104 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person I.R.S. Identification No. of Above Person CHARLESBANK EQUITY FUND V, LIMITED PARTNERSHIP

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization Massachusetts, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 3,351,717 (1) 7 Sole Dispositive Power 0 8 Shared Dispositive Power 3,351,717 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,351,717 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 12.1% (1)

12	Type of Reporting Person PN

1	Name of Reporting Person I.R.S. Identification No. of Above Person CHARLESBANK EQUITY FUND V GP, LIMITED PARTNERSHIP

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization Massachusetts, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 3,725,733 (1) 7 Sole Dispositive Power 0 8 Shared Dispositive Power 3,725,733 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,725,733 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 13.5% (1)

12	Type of Reporting Person PN

1	Name of Reporting Person I.R.S. Identification No. of Above Person CHARLESBANK CAPITAL PARTNERS, LLC

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization Massachusetts, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 3,728,755 (1) 7 Sole Dispositive Power 0 8 Shared Dispositive Power 3,728,755 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,728,755 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 13.5% (1)

12	Type of Reporting Person OO

1	Name of Reporting Person I.R.S. Identification No. of Above Person MICHAEL R. EISENSON

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 3,728,755 (1) 7 Sole Dispositive Power 0 8 Shared Dispositive Power 3,728,755 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,728,755 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 13.5% (1)

12	Type of Reporting Person IN

1	Name of Reporting Person I.R.S. Identification No. of Above Person KIM G. DAVIS

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 3,728,755 (1) 7 Sole Dispositive Power 0 8 Shared Dispositive Power 3,728,755 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,728,755 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 13.5% (1)

12	Type of Reporting Person IN

1	Name of Reporting Person I.R.S. Identification No. of Above Person ANDREW S. JANOWER

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 3,728,755 (1) 7 Sole Dispositive Power 0 8 Shared Dispositive Power 3,728,755 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,728,755 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 13.5% (1)

12	Type of Reporting Person IN

1	Name of Reporting Person I.R.S. Identification No. of Above Person TIM R. PALMER

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 3,728,755 (1) 7 Sole Dispositive Power 0 8 Shared Dispositive Power 3,728,755 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,728,755 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 13.5% (1)

12	Type of Reporting Person IN

1	Name of Reporting Person I.R.S. Identification No. of Above Person MARK A. ROSEN

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 3,728,755 (1) 7 Sole Dispositive Power 0 8 Shared Dispositive Power 3,728,755 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,728,755 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 13.5% (1)

12	Type of Reporting Person IN

Item 1.(a)	Name of Issuer: Universal Technical Institute, Inc.

(b)	Address of Issuer’s principal executive offices:

20410 North 19th Avenue, Suite 200 Phoenix, Arizona 85027

Item 2.(a)	Name of Person Filing

The name of each of the Filing Persons is set forth on the cover pages hereto and incorporated herein by reference.

(b)	Address of Issuer’s Principal Executive Offices

The address for each of the Filing Persons is c/o Charlesbank Capital Partners, LLC, 600 Atlantic Avenue, 26th Floor, Boston, MA 02210-2203.

(c)	Citizenship

The citizenship or jurisdiction of organization of each of the Filing Persons is set forth on the cover pages hereto and incorporated herein by reference.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number 913915104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c)

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)

Item 4.	Ownership.

	(a)	Amount beneficially owned:

See the information for each of the Filing Persons, which is set forth in item 9 on the cover pages hereto and incorporated herein by reference. (1)

	(b)	Percent of class:

See the information for each of the Filing Persons, which is set forth in item 11 on the cover pages hereto and incorporated herein by reference. (1)

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or direct the vote.

See the information for each of the Filing Persons, which is set forth in item 5 on the cover pages hereto and incorporated herein by reference.

		(ii)	Shared power to vote or direct the vote.

See the information for each of the Filing Persons, which is set forth in item 6 on the cover pages hereto and incorporated herein by reference. (1)

		(iii)	Sole power to dispose or to direct the disposition of.

See the information for each of the Filing Persons, which is set forth in item 7 on the cover pages hereto and incorporated herein by reference.

		(iv)	Shared power to dispose of or direct the disposition of.

See the information for each of the Filing Persons, which is set forth in item 8 on the cover pages hereto and incorporated herein by reference. (1)

Item 5.	Ownership of Five Percent or Less of a Class.
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
The holders of interests in the Filing Persons may have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by such partnerships or limited liability companies, as the case may be. No such single person has the right to receive, nor the power to direct the receipt of dividends from, or proceeds from the sale of, shares of Common Stock reported in this Schedule 13G representing more than five percent of the outstanding Common Stock of the Issuer.

Item 7.	Identification And Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
N/A

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice Of Dissolution Of Group.
N/A

Item 10.	Certification
(a) N/A
(b) N/A

(1)

Charlesbank Equity Fund V, Limited Partnership holds 2,412,555 shares of Common Stock. CB Offshore Equity Fund V, Limited Partnership holds 339,499 shares of Common Stock. Charlesbank Equity Coinvestment Fund V, Limited Partnership holds 34,517 shares of Common Stock. Charlesbank Coinvestment Partners, Limited Partnership holds 3,022 shares of Common Stock. Coyote Training Group, LLC holds 939,162 shares of Common Stock. Charlesbank Equity Fund V GP, Limited Partnership is the general partner of Charlesbank Equity Fund V, Limited Partnership, CB Offshore Equity Fund V, Limited Partnership, and Charlesbank Equity Coinvestment Fund V, Limited Partnership. Charlesbank Equity Fund V, Limited Partnership is the managing member of Coyote Training Group, LLC. Charlesbank Capital Partners, LLC is the general partner Charlesbank Equity Fund V GP, Limited Partnership and Charlesbank Coinvestment Partners, Limited Partnership. Michael R. Eisenson, Kim G. Davis, Andrew S. Janower, Tim R. Palmer and Mark A. Rosen are managing directors of Charlesbank Capital Partners, LLC and have shared voting and investment power with respect to the shares of Common Stock held by Charlesbank Equity Fund V, Limited Partnership, CB

Offshore Equity Fund V, L.P., Charlesbank Equity Coinvestment Fund V, Limited Partnership, Charlesbank Coinvestment Partners, Limited Partnership and Coyote Training Group, LLC. Charlesbank Equity Fund V, Limited Partnership, Charlesbank Equity Fund V GP, Limited Partnership, Charlesbank Capital Partners, LLC, Michael R. Eisenson, Kim G. Davis, Andrew S. Janower, Tim R. Palmer and Mark A. Rosen (the “Applicable Persons”) may be deemed to share beneficial ownership of such shares of Common Stock, and each of them disclaims its or his beneficial ownership, other than its or his pecuniary interest, therein. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, this filing shall not be deemed an admission that any of the Applicable Persons is, for purposes of Section 13(d) or Section 13(g) of the Act or otherwise, the beneficial owner of any securities of the Issuer in excess of his or its pecuniary interest therein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2004

CHARLESBANK EQUITY FUND V GP, LIMITED PARTNERSHIP

CHARLESBANK EQUITY FUND V, LIMITED PARTNERSHIP

CHARLESBANK CAPITAL PARTNERS, LLC

MICHAEL R. EISENSON

KIM G. DAVIS

ANDREW S. JANOWER

TIM R. PALMER

MARK A. ROSEN

By:	/s/ TAMI R. NASON

	Name:	Tami R. Nason
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit	Description

A	Joint Filing Agreement, dated February 16, 2004, among the signatories to this Schedule 13G to file joint statement on Schedule 13G.